
January 3, 2023

John P. Love
President and Chief Executive Officer
United States Commodity Funds LLC
1850 Mt. Diablo Boulevard
Suite 640
Walnut Creek, CA 94596

       Re: United States Gasoline Fund, LP
            Registration Statement on Form S-3
            Filed November 8, 2022
            Response Dated December 16, 2022
            File No. 333-268248

Dear John P. Love:

      We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

Response Dated December 16, 2022

Exhibits

1.   Regarding your proposed revisions to the fee table in response to comment 2, please tell us how the filing fees paid for the registration of UGA's securities may be carried forward for longer than the five year period permitted by Rule 457(p). We note in this regard that the earlier registration statement was initially filed on October 28, 2009 (333-162717).

Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance